# CAPITAL BROKERAGE CORPORATION

Financial Statements and Supplementary Information
Required by SEC Rule 17a-5

December 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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| Expires: | October 31, 2023 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 26614 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Brokerage Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6620 West Broad Street
(No. and Street)

| Richmond | VA | 23230 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bonnie C. Turner (804)281-6171
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

| 1021 East Cary Street, Suite 2000 | Richmond | VA | 23219 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



F5B19B67-5C2D-4F66-8C71-B9FED86C2460 --- 2021/02/18 13:23:24 -8:00 --- Remote Notary

# OATH OR AFFIRMATION

I, Maria O. Tabb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Brokerage Corporation, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Maria O. Tabb
D81787831725
Signed on 2021/02/22 05:23:46 -8:00

Signature

President and Chief Executive Officer

Title

Kathryn R. Howard
AD879E9775C2
Signed on 2021/02/22 05:23:46 -8:00

Notary Public

**Kathryn Ruth Howard**
**Registration # 7564584**
Electronic Notary Public
Commonwealth of Virginia
My commission expires the 30 day of Apr 2021

Notary Stamp 2021/02/22 06:23:46 PST AD879E9775C2

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*





KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

**Report of Independent Registered Public Accounting Firm**

To the Shareholder and the Board of Directors
Capital Brokerage Corporation:

*Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of Capital Brokerage Corporation (the Company) as of December 31, 2020 and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*Accompanying Supplemental Information*

The supplemental information contained in Schedule 1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule 1 is fairly stated, in all material respects, in relation to the financial statement as a whole.



We have served as the Company's auditor since 1993.

Richmond, Virginia
February 24, 2021

# CAPITAL BROKERAGE CORPORATION

Statement of Financial Condition

December 31, 2020

(Dollar amounts in thousands, except shares and per share amounts)

## Assets

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 5,366 |
| Commissions receivable | | 977 |
| Other assets | | 33 |
| Total assets | $ | 6,376 |

## Liabilities and Shareholder's Interest

| | | |
|---|---|---:|
| Liabilities: | | |
| Accounts payable and accrued liabilities | $ | 13 |
| Current income taxes payable to affiliate | | 82 |
| Total liabilities | $ | 95 |
| Shareholder's interest: | | |
| Common stock ($1 par value. Authorized 100,000 shares; issued and outstanding 10,000 shares) | | 10 |
| Additional paid-in capital | | 1,935 |
| Retained earnings | | 4,336 |
| Total shareholder's interest | | 6,281 |
| Total liabilities and shareholder's interest | $ | 6,376 |

See accompanying notes to financial statements.

**(1)     Organization and Summary of Significant Accounting Policies**

   *(a)     Organization*

   Capital Brokerage Corporation, (the Company or CBC), a Washington corporation, was incorporated on July 10, 1981, and is registered as a broker-dealer under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of GNA Corporation, an indirect, wholly owned subsidiary of Genworth Financial, Inc. (Genworth).

   On October 21, 2016, Genworth entered into an agreement and plan of merger (the "Merger Agreement") with Asia Pacific Global Capital Co., Ltd. ("Parent"), a limited liability company incorporated in the People's Republic of China and a subsidiary of China Oceanwide Holdings Group Co., Ltd., a limited liability company incorporated in the People's Republic of China (together with its affiliates, "China Oceanwide"), and Asia Pacific Global Capital USA Corporation ("Merger Sub"), a Delaware corporation and a direct, wholly-owned subsidiary of Asia Pacific Insurance USA Holdings LLC ("Asia Pacific Insurance"), which is a Delaware limited liability company and owned by China Oceanwide, pursuant to which, subject to the terms and conditions set forth therein, Merger Sub would merge with and into Genworth with Genworth  surviving the merger as a direct, wholly-owned subsidiary of Asia Pacific Insurance. China Oceanwide has agreed to acquire all of Genworth's outstanding common stock for a total transaction value of approximately $2.7 billion, or $5.43 per share in cash.

   At a special meeting held on March 7, 2017, Genworth's stockholders voted on and approved a proposal to adopt the Merger Agreement.  On January 4, 2021, Genworth announced that an extension of the then current December 31, 2020 Merger Agreement end date would not be sought given uncertainty around the completion and timing of the remaining steps required to close the transaction. Even though the Merger Agreement remains in effect, either party is able to terminate the Merger Agreement at any time.

   The Company acts as the principal underwriter (as defined in the Investment Company Act of 1940) of flexible and single premium variable life insurance and variable annuity contracts issued by various affiliated insurance companies.  In January 2011, the affiliated insurance companies discontinued new sales of the variable products but would continue to service existing blocks of business. However, MyClearCourse®, a variable annuity product, remains available for new sales.  For those contracts no longer available for new sales, additional purchase payments may still be accepted under the terms of the contracts.

   Commissions from product sales are derived from 12b-1 fees and service fees paid by third-party investment companies to the Company as the underwriter of various contracts issued by Genworth affiliated life insurance companies.

   The accompanying financial statements might not necessarily be indicative of the Company's financial condition or results of operation had the Company operated on an autonomous basis during the year ended December 31, 2020.

   *(b)  Recent Accounting Pronouncements Adopted*

   In December 2019, the FASB issued new accounting guidance related to simplifying the accounting for income taxes. The guidance eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. We

adopted this new accounting guidance on January 1, 2021 using the retrospective method or modified retrospective method for certain changes and prospective method for all other changes, which did not have a significant impact on our consolidated financial statements and disclosures.

In June 2016, the FASB issued new accounting guidance related to accounting for credit losses. The guidance requires entities to recognize an allowance equal to its estimate of lifetime expected credit losses and applies to most debt instruments not measured at fair value, which would primarily include our commissions receivable. We adopted this new accounting guidance on January 1, 2020, which did not have a significant impact on our financial statements and disclosures.

### (c) Revenues

Commissions from product sales are derived from 12b-1 fees and service fees paid by third-party investment companies to the Company as the underwriter of various contracts issued by Genworth affiliated life insurance companies. Commissions are accounted for on an accrual basis.

The services and related performance obligations associated with certain of these revenues, which include supporting each funds investor by delivering prospectuses, statements of information such as trust reports, notices, proxies and proxy statements, marketing materials, educational materials, responding to questions, transmitting purchase and redemption requests, and maintaining the records for each shareholder of a fund, are generally satisfied over a month or quarter. The services provided are not distinct nor are they materially separate from each other, and as such each performance obligation is the bundle of services within the contract. The Company's performance obligation for providing shareholder servicing activities is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. However, these fees are received and recognized over time during the period the customer owns the shares, and we remain the broker of record. The fee arrangements are based on a percentage applied to the shareholder's assets. The amount of fees is variable based on the length of time the customer holds the shares and on changes in the value of the underlying assets.

### (d) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

### (e) Commissions Receivable

The Company does not carry commissions receivable balances greater than 90 days.

### (f) Liabilities Subordinated to Claims of General Creditors

The Company did not carry liabilities subordinated to claims of general creditors during the year ended December 31, 2020 and, therefore, has not included a statement of changes for such activities.

## (g) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results may differ from those estimates.

## (h) Income Taxes

The Company is currently included in the consolidated federal income tax return of Genworth and subject to a tax-sharing arrangement that calculates tax liability on a separate company basis but provides benefits for losses or credits utilized in the consolidated return. If Genworth is unable to fully utilize current period losses or credits in its consolidated return, then the Company will only receive the benefit of their allocated losses or credits when applied on a future tax return.

The Company is included in 27 combined/unitary state and city income tax returns of Genworth and files separate state income tax returns in 17 states. The Company calculates its state income tax rate based on its separate state return filings and its portion of the combined/unitary state returns. For 2020, the Company had a blended state income tax rate of 6.09%.

Deferred tax assets and/or liabilities, if any, are determined by multiplying the difference between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances on deferred tax assets are estimated based on the Company's assessment of the probability of realizing such amounts.

## (2)  Income Taxes

The total federal and state income tax benefit for the year ended December 31, 2020 consisted of the following components (in thousands):

| | | |
|---|---|---:|
| Current and deferred federal income tax expense | $ | 82 |
| Current and deferred state income tax expense | | 25 |
| Total current and deferred federal and state income tax expense | $ | 107 |

The following reconciles the federal statutory tax rate of 21% to the reported income tax:

| | |
|---|---:|
| Expected federal income tax expense computed at statutory corporate tax rate | 21.00% |
| State income tax, net of federal benefit | 4.8% |
| Total federal and state income tax benefit | 25.8% |

The Company has a valuation allowance of $30 as of December 31, 2020.  Based on an analysis of the Company's tax position, management concluded it was not more likely than not that the company will have the ability to utilize its deferred tax asset on the State NOL carryforward, as the company is included in combined returns and the results of future operations will not generate sufficient taxable income.

The Company has current income tax payables to affiliates of $82 as of December 31, 2020.

As of January 1, 2020, and December 31, 2020, the Company had no unrecognized tax benefits. Accordingly, there would be no effective tax rate impact from recognition of previously unrecognized tax benefits. The December 31, 2020 Statement of Financial Condition includes no amounts for interest or penalties related to unrecognized tax benefits, and no such amounts were recognized as components of income tax expense.

For tax years beginning in 2011, the Company was included in the life/non-life consolidated return filed by Genworth, and also filed various state and local tax returns. With possible exceptions (including the possibility that the IRS may examine tax years that impact Net Operating Loss Deduction carryforwards but are otherwise closed), the Company is no longer subject to U.S. Federal tax examinations for years through 2016. Potential state and local examinations for those years are generally restricted to results that are based on closed U.S. Federal examinations.

## (3) Financial Instruments

The Company's only financial instruments are cash equivalents. The financial instruments of the Company are reported in the Statement of Financial Condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

## (4) Related-Party Transactions

The Company had net commission revenue and commission expenses of $38,149 which were derived from flexible and single premium variable life insurance and variable annuity contracts issued by Genworth Life and Annuity Insurance Company (GLAIC) and Genworth Life Insurance Company of New York (GLICNY), both affiliates of the Company. The Company earns commissions from GLAIC and GLICNY as the registered broker and recognizes commission expense of an equal amount for its agents. The Company's performance obligation associated with earning trailing commission is satisfied at the time shares are sold. However, these trailing commissions are recognized over time, during the period the customer owns the shares and are generally constrained until payments are received from the contracts of GLAIC and GLICNY. The amount of trailing commissions is variable based on the length of time the customer holds the shares on the changes in the value of the underlying assets. For these commission revenues and expenses, it has been determined that CBC is acting as an agent of GLAIC and GLICNY; therefore, revenue and expenses are presented net basis.

The Company has a service fee agreement with GLAIC, whereby the Company will reimburse GLAIC $1,250 per quarter, for a total of $5,000 for the year related to the underwriting, distributing, and servicing of GLAIC's variable annuity products including services related to prospectuses, providing customer service support and related product filings. The Company also incurs and pays other, non-management fee related expenses to affiliates. Both fees are included in management fees to affiliates.

## (5) Commitments and Contingencies

During the normal course of operating our business, the Company may be subject to litigation. It is the policy of the Company to evaluate each individual situation and vigorously defend any cases it deems without merit. The Company believes that the outcome of such litigation will not have a material effect on its financial position or results of operations.

**(6) Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined therein, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2020, the Company had net capital of $5,171, which was $5,165 in excess of its required minimum net capital of $6. As of December 31, 2020, the Company's ratio of aggregate indebtedness to net capital was .02 to 1.

**(7) Subsequent Event**

The Company has evaluated subsequent events for potential recognition and/or disclosure in the December 31, 2020 financial statements through February 24, 2021, the date the financial statements were issued, noting no additional matters requiring disclosure.

**CAPITAL BROKERAGE CORPORATION**

Computation of Net Capital Under

Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2020

(Dollar amounts in thousands)

| | | |
|---|---|---:|
| Net capital: | | |
| Total shareholder's interest | $ | 6,281 |
| Deduction of nonallowable assets and net capital adjustments: | | |
| Commissions receivable | | (977) |
| Other assets | | (33) |
| Haircut on cash equivalents | | (100) |
| Net capital | | 5,171 |
| Total aggregate indebtedness | | 95 |
| Computation of basic net capital requirement: | | |
| Greater of: | | |
| 6-2/3% of total aggregate indebtedness or | | 6 |
| Minimum net capital requirements of Company | | 5 |
| Net capital requirement | | 6 |
| Excess net capital – net capital less net capital requirement | $ | 5,165 |
| Excess net capital at 1,000% – net capital less 10% of total aggregate indebtedness | $ | 5,162 |
| Ratio of aggregate indebtedness to net capital | | .02 to 1 |

Note:   The above calculation does not materially differ from the computation of net capital under
Rule 15c3-1 filed with the Financial Industry Regulatory Authority (FINRA) as of
and for the year ended December 31, 2020.

See accompanying report of independent registered public accounting firm.